April 4, 2012

VIA EDGAR AND VIA EMAIL TO: Mr. Michael Johnson

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael R. Clampitt, Senior Attorney

Re:	BofI Holding, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed September 13, 2011

Definitive Proxy Statement on Schedule 14A

Filed September 22, 2011

Form 10-Q for the Quarterly Period Ended December 31, 2011

Filed February 9, 2012

File No. 000-51201

Mr. Clampitt:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission by letter dated March 12, 2012 with respect to the above-referenced filings of BofI Holding, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended June 30, 2011

General

1.	Please tell us why you did not check the box on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Page 2     Letter to Michael R. Clampitt dated April 4, 2012

Response:

The Company’s fiscal year end is June 30 and accordingly, the Interactive Data File was not required to be filed until the Company’s Form 10-Q filing for the quarter ended September 30, 2011. Since no Interactive Data File was required for the 10-K, we did not check the box on the first page of the filing.

Part II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Sale of Unregistered Securities, page 25

2.	We note the preferred stock transactions during the fiscal years ended June 30, 2009 and 2010. Your Item 5 disclosure should include all the information required in answer to Item 701 of Regulation S-K including, without limitation, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

Response:

We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, all the information required in answer to Item 701 of Regulation S-K including, without limitation, the section of the Securities Act or the rule under which exemption from registration was claimed and the facts relied upon to make the exemption available.

3.	We were unable to locate a Form D for your preferred stock sales during 2009, from which you indicate you received gross proceeds of $1,040,000. Please advise.

Response:

Pursuant to our conversation with Michael Johnson of the Staff, we will provide our response to this item once we have received a reply from the Office of FOIA/PA Operations of the Commission, which handles requests for copies of paper filings on Form D.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

4.	Your Item 7 disclosure should present the information required in answer to Item 303(a)(4) of Regulation S-K. If you intend to incorporate into this section an off-balance sheet discussion contained in another part of your filing, you should so indicate. In this regard, we note your discussion on page F-36. Please advise.

Page 3     Letter to Michael R. Clampitt dated April 4, 2012

Response:

Within Item 7 of the Form 10-K on page 42 under the section entitled “Liquidity and Capital Resources,” the Company included a paragraph entitled Contractual Obligations, which contained a discussion of all material off-balance sheet obligations of the Company and presents all of the information required by Item 303(a)(4). In future filings, the Company will create a separate paragraph with the header “Off-Balance Sheet Obligations” to enhance the clarity of our disclosure.

Note 4. Loans & Allowances for Loan Loss, page F-22

5.	We note disclosure on page F-24 related to your determination of the general loan loss reserves for those loans not specifically reviewed for impairment. You also disclose that these general reserves are either based upon the borrower credit score or LTVs at the time of origination for which you apply an applicable loss rate based upon your loss experience to date. Please tell us and revise your future filings to address the following:

•	Whether you obtain updated borrower credit scores and LTVs on a recurring basis, and if so, how this is incorporated into your allowance for loan loss methodology and related provisioning; and

Response:

The Company obtains updated credit scores for its auto and recreational vehicle borrowers approximately every six months. The updated credit score will result in a higher or lower general loan loss allowance depending on the change in borrowers’ FICO scores and the resulting shift in loan balances among the five FICO bands from which the Company measures and calculates its reserves. For the general loss reserve, the Company does not use individually updated credit scores or valuations for the real estate collateralizing its real estate loans, but does recalculate the LTV based upon principal payments made during each quarter. In future Form 10-K filings, the Company will include a discussion with this information.

•

If you do not obtain updated borrower credit scores and LTVs on a recurring basis, please explain in further detail how your allowance methodology takes into consideration the risk that original borrower information may have significantly changed since origination. In your response please specifically incorporate the qualitative factors disclosed on pages F-9 – F-10 that are taken into consideration.

Page 4     Letter to Michael R. Clampitt dated April 4, 2012

Response:

As indicated above, the Company uses updated borrower credits scores for auto and recreational vehicle borrowers. For the Company’s real estate loans, the allowance methodology takes into consideration the risk that the original borrower information may have adversely changed in two ways. First, in calculating the quantitative factor for the Company’s general loan loss allowance, the actual loss experience is tracked and stratified by original LTV and year of origination. As a result, the Company uses relatively higher loss rates across the LTV bands for loans originated and purchased in years 2005 through 2008 compared to the same LTV ranges for loans originated before 2005 or after 2008. Second, the Company uses a number of qualitative factors to reflect additional risk. One qualitative loss factor is real estate valuation risk which is applied to each LTV band primarily based upon the year the real estate loan was originated or purchased. Based upon price appreciation indices, multifamily property values in years 2005 through 2008 experienced significant declines. As a result, the Company applies a relatively higher qualitative loss factor rate across the LTV bands for loans originated and purchased in years 2005 through 2008 compared to the same LTV ranges for loans originated or purchased before 2005 or after 2008. In future Form 10-K filings, the Company will include a discussion with this information.

6.	As a related matter, we note your disclosure on page F-24 that during the quarter ended March 31, 2011 you divided the LTV analysis for multifamily loans into two classes, separating purchased loans from the loans underwritten directly by the company. You further state that due to a review of historical performance you concluded that multifamily loans you originated required lower estimated loss rates. Given the significant percentage of your loan portfolio balance comprises originated loans as disclosed on page F-26, please tell us and revise your future filings to address the following:

•

Explain in further detail the differences in credit risk between loans you originate as compared to those that are purchased which resulted in your determination to separately analyze these loans. It appears, based upon your disclosure on page 7, that your underwriting criteria are the same for either group. Consider discussing the differences in types of multifamily loans originated and purchased, LTVs, geographic considerations, and any other information necessary for our understanding;

Page 5     Letter to Michael R. Clampitt dated April 4, 2012

Response:

The basic underwriting requirements between the multifamily loans the Company originates and the multifamily loans the Company purchased in pools from other banks are generally the same and include a full-document file review and payment history analysis as well as a documented debt service coverage ratio of 1.25 or higher and a low LTV, on average below 60%, calculated on an updated valuation at the time of purchase. The differences in credit risk associated with multifamily loans purchased from other banks compared to the Company’s own originations are more operational in nature. For example, approximately 50% of the multifamily loans purchased are still serviced by the original funding bank and the Company is relying upon their collection efforts and loss mitigation procedures. Another subtle difference might be the form of mortgage note. For example, the Company’s mortgage note used for originated loans requires the borrower to submit financial statements for their apartment complex each year or the bank can impose a 300 basis point increase in rate on the borrower. Some of the notes used on loans purchased from other banks do not have a prescribed penalty for failure to submit financial statements. The Company believes that this general operational risk associated with purchased loans should be reflected in the allowance for loan loss. As discussed above, the purchased multifamily loans are also stratified by LTV and by year of purchase.

•

Clarify whether you also divided the LTV analysis for purchased loans from the loans underwritten directly by the company to determine your general allowance for loan losses for your other loan portfolio segments (e.g. single family, commercial, etc.) as we note separate disclosures in the table at the bottom of page F-26;

Response:

Yes, the Company divides its LTV analysis for purchased loans from the loans underwritten directly by the Company to determine its general allowance for loan losses for single-family mortgage loans, home equity loans and commercial mortgage loans.

•	Disclose whether there was a significant financial statement impact as a result of this change in methodology for purposes of determining the general allowance for loan losses;

Response:

There was not a significant financial statement impact as a result of this change in methodology for purposes of determining the general loan loss allowance.

•

We note from the table on page 5 that there was manifold increase in originated multifamily loans during the year ended June 30, 2011 as compared to prior years. Please tell us how you determined that your estimated loss rates for multifamily based on historical experience represented a good proxy for incurred losses inherent in this class of loans,

Page 6     Letter to Michael R. Clampitt dated April 4, 2012

Response:

In fiscal years 2002 through 2004 the Company originated $137 million of primarily 30-year multifamily mortgage loans using the same basic underwriting criteria and accounting for 20%, 25% and 19% of the total average balance of the loan portfolio for fiscal 2004, 2003 and 2002, respectively. The Company intentionally slowed its multifamily and single family origination volume in 2005 through 2009 based upon the overall loosening of credit standards by competitors and the economic downturn. The performance of the Company’s multifamily borrowers has been tested by one of the country’s worst economic downturns. The Company has had only one originated multifamily loan default and result in a loss in its history. Since 2009, the economy has stabilized and competitive underwriting standards have strengthened allowing the Company to resume its originations. In fiscal 2011, the Company’s total volume of originated multifamily loans was equal to 27% of its average loan portfolio balance. For these reasons, the Company believes that its historical underwriting experience originating multifamily loans allows the Company to use its historical loss rate as a reasonable indicator of risk. The historic loss or quantitative component of the Company’s general loan loss allowance is supplemented with a qualitative factor including a volume-based adjustment. At June 30, 2011, all of the qualitative components of the general loan loss allowance for multifamily loans accounted for 77% of the total multifamily allowance.

•

Given your conclusion that originated multifamily loans require lower estimated loss rates, please revise your MD&A where applicable, to separately discuss the asset quality for these two classes of loans.

Response:

In response to the Staff’s comment, the Company will separately discuss in MD&A the asset quality for originated and purchased multifamily loans in future filings, and the appropriate portions of the above explanations to the Staff.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 18

General

7.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2011. For example, we note minimal discussion and analysis of how the Committee determined specific annual incentive compensation, long term equity awards and option and stock awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Page 7     Letter to Michael R. Clampitt dated April 4, 2012

Response:

In future filings, the Company will provide a more substantive analysis as to how the Committee made its actual payout determinations for named executives for the fiscal year, why the Committee believes that the amounts paid to each named executive are appropriate and other discussions as required by Item 402 of Regulation S-K.

8.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Garrabrants’ bonus and stock awards granted in fiscal 2011 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response:

In future filings, the Company will provide a detailed discussion of how and why the compensation of the Company’s highest-paid named executive differs from that of other named executive officers.

Salary and Annual Incentive Compensation, page 19

9.	You state that the company sets annual cash and restricted stock bonus ranges for the CEO and CFO based on annual company performance measures established by the Compensation Committee. You should disclose the target levels and the performance measures. If you are relying on Instruction 4 to Item 402(b) to omit these target levels, you should provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels.

Response:

In future filings, the Company will discuss the target levels and the performance measures established by our Compensation Committee for our CEO and CFO.

Page 8     Letter to Michael R. Clampitt dated April 4, 2012

Potential Payments upon Termination or Change in Control, page 25

10.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits in the event of termination, change in control and death or disability. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response:

In future filings, the Company will explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits in the event of termination, change in control and death or disability. Also, the Company will discuss in the CD&A how these arrangements fit into the Company’s overall compensation objectives and the decisions made regarding other compensation elements and the rationale for our decisions regarding these arrangements.

Related Transactions and Other Matters, page 37

General

11.	Please represent to the staff that your transactions with related parties “were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender” or provide the additional disclosures required by Item 404 of Regulation S-K. Please make sure all future filings clarify this disclosure. Please refer to Instruction 4 to Item 404(a).

Response:

We represent that the Company’s transactions with related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not considered related parties under Item 404 of Regulation S-K. We refer the staff to the disclosure on page 37, Transactions with Our Directors, the fourth sentence, “The Bank offers an employee loan program available to all directors, officers and employees on a non-discriminatory basis under which each eligible employee may obtain home loans for terms of 10 years to 30 years at interest rates that are below market rates on loans made to persons unaffiliated with the Bank and the Company, provided the loan is supported by more collateral than that normally provided by unaffiliated borrowers.” The Company shall repeat such disclosure in future filings.

Proxy Card

12.	With regards to Exchange Act Rule 14a-21’s requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card states shareholder are being asked to vote on a “non-binding, advisory vote on the compensation of the company’s named executive officers .” Your proxy card should clarify that shareholders are being asked to approve the company’s executive compensation. Refer to Compliance and Disclosure Interpretations Question 169.07.

Page 9     Letter to Michael R. Clampitt dated April 4, 2012

Response:

For future shareholder advisory votes to approve compensation, the Company will clarify on the proxy card that shareholders are being asked to approve the company’s executive compensation.

Form 10-Q for Fiscal Quarterly Period Ended December 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Financial Condition, page 47

13.	We note disclosure that as of December 31, 2011 you had interest only loans of $300.6 million, which represents approximately 20% of your loan portfolio. Due to the increased credit risk and the significant percentage of these loans to your total loan portfolio, please tell us and revise your future filings to disclose the following:

•	Your origination and/or purchase policies and procedures for these types of loans;

Response:

The Company’s lending guidelines for interest only mortgage loans are adjusted for the increased credit risk associated with these loans by, requiring mortgage borrowers with such loans to borrow at LTVs that are lower than standard amortizing ARM loans and by calculating debt to income ratios for qualifying borrowers based upon a fully amortizing payment, not the interest only payment.

•	Your monitoring procedures for these types of loans on an on-going basis; and

Response:

The Company’s Internal Asset Review Committee monitors the grading process and performs specific file reviews of interest only loans. Adverse trends reflected in the Company’s delinquency statistics, grading and classification of interest only loans would be reported to management and the Board of Directors.

•	How you considered whether these loans represent a separate class of financing receivable pursuant to paragraphs ASC 310-10-55-16 through 18.

Page 10     Letter to Michael R. Clampitt dated April 4, 2012

Response:

The Company’s determination that an “interest only” class of financing receivable was not required was the result of prioritizing under ASC 310-10-55-17 the separations of the credit risk for categories of consumer (single-family mortgage) and commercial and multifamily mortgage loans. Interest only loans terms are available to commercial borrowers and consumers. Under current underwriting guidelines for consumers, the risk of interest-only loans are substantially mitigated by the requirement that the borrower must meet the debt ratios assuming a fully amortizing payment and must initially borrow at an LTV of 60% or less. Commercial borrowers are generally more sophisticated and better prepared to manage the risk associated with interest only loans.

At a minimum, we believe enhanced asset quality disclosures related to these loans would be meaningful to a reader of your financial statements and related disclosures. Please provide us with your proposed disclosures.

Response:

The Company will enhance its future asset quality disclosures by adding the following:

“The Company’s lending guidelines for interest only residential mortgage loans are adjusted for the increased credit risk associated with these loans by requiring mortgage borrowers with such loans to borrow at LTVs that are lower than standard amortizing ARM loans and by calculating debt to income ratios for qualifying borrowers based upon a fully amortizing payment, not the interest only payment.”

“The Company’s Internal Asset Review Committee monitors and performs reviews of interest only loans. Adverse trends reflected in the Company’s delinquency statistics, grading and classification of interest only loans would be reported to management and the Board of Directors.”

*             *             *             *             *

In connection with the Staff’s comment letter and our responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from Commission staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 11     Letter to Michael R. Clampitt dated April 4, 2012

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (858) 350-6203.

Very truly yours,

BOFI HOLDING, INC.

/s/ Gregory Garrabrants
Gregory Garrabrants
President and Chief Executive Officer

cc:	Allen Sussman, Esq.
Reed Smith LLP